Contact:

MEDIA
Jean-Marc Podvin	Tony Plohoros	Elie Betito
33-1-53-77-42-43	609-252-7938	416-749-9300
jean-marc.podvin@sanofi-aventis.com	tony.plohoros@bms.com	ebetito@apotex.com

INVESTORS
Sanjay Gupta	John Elicker
33-1-53-77-45-45	212-546-3775
sanjay.gupta@sanofi-aventis.com	john.elicker@bms.com

UPDATE ON PLAVIX® LITIGATION SETTLEMENT

Paris, France, New York and Toronto (June 25, 2006) – Sanofi-aventis (EURONEXT: SAN; NYSE: SNY) and Bristol-Myers Squibb (NYSE: BMY) (the“companies”) and Apotex Inc. and Apotex Corp. (“Apotex”) today announced that in response to concerns raised by the Federal Trade Commission (“FTC”) and state attorneys general to the previously announced proposed settlement the companies reached with Apotex relating to patent infringement litigation on Plavix® (clopidogrel bisulfate), the companies and Apotex have amended the agreement. Review of the modified agreement by the FTC and state attorneys general continues.

Among other revisions, under the terms of the modified agreement, Apotex’s license to manufacture and sell its FDA approved clopidogrel bisulfate product in the United States would be effective on June 1, 2011, rather than September 17, 2011, as disclosed in the press release issued by the companies on March 21, 2006.

There is no assurance that the revised agreement will address all of the concerns of the FTC and state attorneys general and there remains a significant risk that antitrust clearance will not be obtained.

About Sanofi-Aventis
Sanofi-aventis is the world's third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines.

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global pharmaceutical and related health care company whose mission is to extend and enhance human life.

About Apotex
Apotex Corp. is the U.S. subsidiary of Apotex Inc., the largest Canadian-owned manufacturer of prescription drugs. Through its sales and marketing headquarters in Weston, Florida and operations center in Indianapolis, Apotex Corp. is committed to providing safe and affordable generic medicines. Products manufactured and marketed by the Apotex Group are sold in 115 countries around the world.

Statements on Cautionary Factors

Sanofi-aventis

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These factors include, among other things, the likelihood of obtaining the required antitrust clearance for any modified agreement, the risk of a third party obtaining a decision of invalidity or unenforceability of the '265 patent notwithstanding finalization of any modified settlement agreement, and satisfying the other conditions to any modified agreement, and if such conditions are not satisfied, the outcome of the Apotex lawsuit. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Bristol-Myers Squibb

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding Bristol-Myers Squibb's future operating performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, the likelihood of obtaining the required antitrust clearance for any modified agreement, the risk of a third party obtaining a decision of invalidity or unenforceability of the '265 patent notwithstanding finalization of any modified settlement agreement, and satisfying the other conditions to any modified agreement, and if such conditions are not satisfied, the outcome of the Apotex lawsuit. For further details and a discussion of these and other risks and uncertainties, see Bristol-Myers Squibb's periodic reports, including current reports on Form 8-K, quarterly reports on Form 10-Q and those listed under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" in the annual report on Form 10-K for the year ended December 31, 2005, furnished to and filed with the Securities and Exchange Commission. Bristol-Myers Squibb undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.